UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 __________________
SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2)* __________________
AMPLIFY ENERGY CORP. (Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

03212B103

(CUSIP Number)

Aaron Michael Daniels, Esq.

Brigade Capital Management, LP

399 Park Ave, 16th Floor

New York, NY 10022

(212) 745-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

__________________ July 1, 2020 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedule filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03212B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management, LP (I.R.S. Identification No. 20-4895879)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,180,511
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,180,511
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,511
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.47%*
14.	Type of Reporting Person PN, IA

*	Based on a total of 37,566,430 shares of common stock, par value $0.01 per share, of Amplify Energy Corp., outstanding as of May 1, 2020, as set forth in the Issuer’s most recent Form 10-Q, filed May 6, 2020.

CUSIP No. 03212B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Brigade Capital Management GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,180,511
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,180,511
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,511
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.47%*
14.	Type of Reporting Person OO, HC

*	Based on a total of 37,566,430 shares of common stock, par value $0.01 per share, of Amplify Energy Corp., outstanding as of May 1, 2020, as set forth in the Issuer’s most recent Form 10-Q, filed May 6, 2020.

CUSIP No. 03212B103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Donald E. Morgan, III
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,180,511
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,180,511
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,180,511
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 8.47%*
14.	Type of Reporting Person IN

*	Based on a total of 37,566,430 shares of common stock, par value $0.01 per share, of Amplify Energy Corp., outstanding as of May 1, 2020, as set forth in the Issuer’s most recent Form 10-Q, filed May 6, 2020.

Explanatory Note

This Amendment No. 2 ("Amendment") relates to the common stock, $0.01 par value per share (the "Common Stock"), of Amplify Energy Corp. (the "Issuer"). This Amendment amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on August 16, 2019 (the "initial Schedule 13D"), as amended by Amendment No. 1, dated June 26, 2020 (the initial Schedule 13D, together with the amendment, the “Schedule 13D”). Capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The items of the Schedule 13D are amended as described herein, and only those items amended are reported herein. Unless otherwise stated herein, the Schedule 13D remains in full force and effect.

Item 1. Security and Issuer.

The securities to which this statement relates are shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 500 Dallas Street, Suite 1700, Houston, Texas 77002.

Item 2. Identity and Background.

(a), (b) and (c) This statement is being filed by the following persons: Brigade Capital Management, LP, a Delaware limited partnership (“Brigade CM”), Brigade Capital Management GP, LLC, a Delaware limited liability company (“Brigade GP”) and Donald E. Morgan, III.

Brigade CM, Brigade GP and Mr. Morgan are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons” or “Brigade.”

The principal business of Brigade CM is managing investments. The business address and principal executive offices of Brigade CM are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Brigade GP is the general partner of Brigade CM. The business address and principal executive offices of Brigade GP are located at 399 Park Avenue, 16th Floor, New York, NY 10022.

Mr. Morgan is the managing member of Brigade GP and his business address is 399 Park Avenue, 16th Floor, New York, NY 10022.

The shares of Common Stock to which this Amendment No. 2 to Schedule 13D relates are held directly by private investment funds and accounts managed by Brigade CM.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

No material changes from the Schedule 13D filed by the Reporting Persons on August 16, 2019, as amended by Amendment No. 1 to Schedule 13D, dated June 26, 2020.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons are filing this Amendment No. 2 to Schedule 13D to report a change in their respective beneficial ownership percentages of the Common Stock, as indicated in Item 5 below.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)                 As of the date hereof, the Reporting Persons beneficially own an aggregate of 3,180,511 shares of Common Stock, representing approximately 8.47% of the 37,566,430 shares of Common Stock of the Issuer outstanding as of May 1, 2020 according to the Form 10-Q filed by the Issuer on May 6, 2020.

(b)                The shares of Common Stock are held directly by private investment funds and accounts managed by Brigade CM. As of the date hereof, the Reporting Persons have the shared power to vote and dispose of 3,180,511 shares of Common Stock.

(c)                 Please see Exhibit D below for transactions in Common Stock by Reporting Persons since the filing of Amendment No. 1 to Schedule 13D, dated June 26, 2020, which was filed on June 30, 2020.

(d)                No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by the Reporting Persons.

(e)                 Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material changes from the Schedule 13D filed by the Reporting Persons on August 16, 2019, as amended by Amendment No. 1 to Schedule 13D, dated June 26, 2020.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows.

Exhibit A: Amended and Restated Joint Filing Agreement.

Exhibit D: Schedule of Transactions in the Common Stock.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 29, 2020	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit A

AMENDED AND RESTATED JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13D, Amendment No. 2 (including any subsequent amendments thereto) with respect to the shares of Common Stock of Amplify Energy Corp., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to this Amendment No. 2 to Schedule 13D. In evidence thereof, the undersigned hereby execute this agreement as of July 29, 2020.

July 29, 2020	Brigade Capital Management, LP

	By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member of its General Partner

Brigade Capital Management GP, LLC

By:	/s/ Donald E. Morgan, III
Name: Donald E. Morgan, III
Title: Managing Member

/s/ Donald E. Morgan, III
Donald E. Morgan, III, individually

Exhibit D

TRANSACTIONS IN COMMON STOCK BY REPORTING PERSONS

Transaction	Security	Date	Common Shares	Price
Sale	Common Stock, par value $0.01 per share	July 29, 2020	20,546	$1.46
Sale	Common Stock, par value $0.01 per share	July 29, 2020	25,000	$1.45
Sale	Common Stock, par value $0.01 per share	July 29, 2020	50,000	$1.43
Sale	Common Stock, par value $0.01 per share	July 2, 2020	25,000	$1.24
Sale	Common Stock, par value $0.01 per share	July 1, 2020	25,000	$1.26
Sale	Common Stock, par value $0.01 per share	June 30, 2020	50,000	$1.24
Sale	Common Stock, par value $0.01 per share	June 30, 2020	50,000	$1.25
Sale	Common Stock, par value $0.01 per share	June 30, 2020	25,000	$1.25
Sale	Common Stock, par value $0.01 per share	June 30, 2020	25,000	$1.25
Sale	Common Stock, par value $0.01 per share	June 30, 2020	35,000	$1.25
Sale	Common Stock, par value $0.01 per share	June 30, 2020	25,000	$1.25
Sale	Common Stock, par value $0.01 per share	June 30, 2020	45,554	$1.25

Sale	Common Stock, par value $0.01 per share	June 30, 2020	25,000	$1.26
Sale	Common Stock, par value $0.01 per share	June 30, 2020	56,000	$1.26
Sale	Common Stock, par value $0.01 per share	June 30, 2020	20,000	$1.29